Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

Okapi Partners LLC
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Cleveland-Cliffs shareholders vote today to approve the merger with AK Steel.



Vote today to approve the merger
CLIFFS
AK Steel

CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US

Okapi Partners LLC
Sponsored ·

Cleveland-Cliffs shareholders vote today to approve the merger with AK Steel.



Vote today to approve the merger
CLIFFS
AK Steel

CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US

Okapi Partners LLC
Sponsored (demo) ·

Vote today to approve the AK Steel merger. Cleveland-Cliffs shareholders click here for instructions on how to vote.


Vote today to approve the merger
CLIFFS
AK Steel

CLEVELANDCLIFFSVOTE.COM

Vote today to approve the merger with AK Steel

Contact Us

Okapi Partners LLC
Sponsored (demo) ·

Vote today to approve the AK Steel merger. Cleveland-Cliffs shareholders click here for instructions on how to vote.


Vote today to approve the merger
CLIFFS
AK Steel

CLEVELANDCLIFFSVOTE.COM

Vote today to approve the merger with AK Steel

Contact Us


Okapi Partners LLC
Sponsored ·
Vote today to approve the AK Steel merger. Cleveland-Cliffs shareholders click here for instructions on how to vote.
Vote today to approve the merger
CLIFFS
AK Steel
CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US


Okapi Partners LLC
Sponsored ·
Vote today to approve the AK Steel merger. Cleveland-Cliffs shareholders click here for instructions on how to vote.
Vote today to approve the merger
CLIFFS
AK Steel
CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US


Okapi Partners LLC
Sponsored ·
Click here for instructions on how to vote to approve the Cleveland-Cliffs merger with AK Steel.
Vote today to approve the merger
CLIFFS
AKSteel
CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US


Okapi Partners LLC
Sponsored ·
Click here for instructions on how to vote to approve the Cleveland-Cliffs merger with AK Steel.
Vote today to approve the merger
CLIFFS
AKSteel
CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US

Okapi Partners LLC
Sponsored

Cleveland-Cliffs shareholders vote to approve the merger with AK Steel. The deadline to vote is March 10.


Vote today to approve the merger
CLIFFS
AK Steel

CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US

Okapi Partners LLC
Sponsored

Cleveland-Cliffs shareholders vote to approve the merger with AK Steel. The deadline to vote is March 10.


Vote today to approve the merger
CLIFFS
AK Steel

CLEVELANDCLIFFSVOTE.COM
Vote today to approve the merger with AK Steel
CONTACT US


WE ARE BUILDING
THE FUTURE
Cliffs to Acquire AK Steel

Featured News

FEB 24 | CLIFFS **Cleveland-Cliffs Shareholders**

Vote today to approve the merger with AK Steel.

https://www.clevelandcliffsvote.com/

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Cleveland-Cliffs shareholders
vote today to approve
the merger with AK Steel
CLIFFS

If you have any questions or would like to receive more information please contact:

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PARTNERS

Toll Free: (877)-869-0171

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Shareholders can go to www.proxyvote.com to vote but you must have your Voting Instruction Form.

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